Equity Distribution Acquisition Corp.

Two North Riverside Plaza

Suite 600

Chicago, IL 60606

September 14, 2020

VIA EDGAR

Edward M. Kelly

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Equity Distribution Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed on September 8, 2020
File No. 333-248463

Dear Staff:

This letter sets forth responses of Equity Distribution Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated September 14, 2020 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently confidentially submitting an amendment to the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Risk Factors

Provisions in our amended and restated certificate of incorporation and Delaware law…, page 66

1.

Staff’s Comment:  We note that you revised your disclosure to state that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision.

Response:  The Company acknowledges that Staff’s comment and has revised the Registration Statement on page 67 to state that there is uncertainty as to whether a court would enforce such provision.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler or Wayne E. Williams of Kirkland & Ellis LLP at (212) 446-4660 or (312) 862-7135, respectively.

Sincerely,

/s/ Philip Tinkler
Name: Philip Tinkler Title: Chief Financial Officer

Via E-mail:

cc:	Christian O. Nagler
Wayne E. Williams
Kirkland & Ellis LLP